Progress Acquisition Corp.

50 Milk Street, 16th Floor

Boston, MA 02109

VIA EDGAR

February 3, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Todd Schiffman

Re:	Progress Acquisition Corp
Amendment No. 3 to the Registration Statement on Form S-1
Filed January 29, 2021

Dear Mr. Schiffman:

Progress Acquisition Corp. (the “Corporation,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on February 2, 2021, regarding Amendment No. 3 to the Registration Statement on Form S-1 filed with the Commission on January 29, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed such comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Amendment No. 4 to the Registration Statement on Form S-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Amendment No. 3 to Form S-1 filed January 29, 2021

Our warrant agreement will designate the courts of the State of New York..., page 33

1.

We note the disclosure indicates the federal district courts are the exclusive forum for actions arising out of the Securities Act. Please revise the disclosure here and in the later discussion on page 88 to address any uncertainty around the enforceability of the provision, given the concurrent jurisdiction provided in Section 22 of the Securities Act. Please also disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 34, 39, 88 and 90 of the Registration Statement.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Jessica Yuan, at jyuan@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ David Arslanian
David Arslanian, President
Progress Acquisition Corp.

cc: Jessica Yuan, Esq.